Exhibit 99.1

INFLARX N.V.

 UNAUDITED CONDENSED CONSOLIDATED

 FINANCIAL STATEMENTS – SEPTEMBER 30, 2019

These unaudited condensed financial statements are consolidated financial statements for the group consisting of InflaRx N.V. and its wholly-owned subsidiaries InflaRx GmbH, and InflaRx Pharmaceutical Inc., Ann Arbor, Michigan, United States (together, the “Group”). The financial statements are presented in Euro (€).

InflaRx N.V. is a company limited by shares, incorporated and domiciled in Amsterdam, The Netherlands.
Its registered office and principal place of business is in Germany, Jena, Winzerlaer Str. 2.

F-1

INDEX TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2019

Unaudited Condensed Consolidated Financial Statements
Unaudited Condensed Consolidated Statements of Comprehensive Loss for the three and nine months ended September 30, 2019 and 2018,	3
Unaudited Condensed Consolidated Statements of Financial Position as of September 30, 2019 and December 31, 2018	4
Unaudited Condensed Consolidated Statements of Changes in Shareholders’ Equity for the nine months ended September 30, 2019 and 2018	5
Unaudited Condensed Consolidated Statements of Cash Flows for the nine months ended September 30, 2019 and 2018	6
Notes to the Unaudited Condensed Consolidated Financial Statements	7
1. Net Financial Result	7
2. Other non-financial assets	7
3. Financial assets and financial liabilities	8
4. Cash and cash equivalents information	8
5. Related party transactions	9
6. Share-based payments	10
7. Protective foundation	12
8. Summary of significant accounting policies	12
(a) Reporting entity and Group’s structure	12
(b) Basis of preparation	12
(c) New and amended standards adopted by the Group	13
(d) Summary of new accounting policies	14

F-2

InflaRx N.V. and subsidiaries
Unaudited Condensed Consolidated Statements of Comprehensive Loss
for the three and nine months ended September 30, 2019 and 2018,

		For the three months ended September 30,		For the nine months ended September 30,
	Note	2019 (unaudited)	2018 (unaudited)	2019 (unaudited)	2018 (unaudited)
		(in €)
Operating Expenses
Research and development expenses		(13,405,646)	(5,450,544)	(33,598,018)	(15,954,005)
General and administrative expenses		(2,490,245)	(3,042,144)	(9,439,080)	(9,200,333)
Total Operating Expenses		(15,895,891)	(8,492,688)	(43,037,098)	(25,154,338)
Other income		126,559	60,616	194,261	209,898
Other expenses		(838)	(2,152)	(83,907)	(34,446)
Operating Result		(15,770,170)	(8,434,224)	(42,926,744)	(24,978,886)
Finance income		2,029,992	2,100,634	4,527,952	8,107,285
Finance expenses		(761,268)	(440,567)	(1,211,366)	(2,666,155)
Net financial Result	1	1,268,725	1,660,067	3,316,586	5,441,130
Loss for the period		(14,501,446)	(6,774,157)	(39,610,157)	(19,537,756)

Share information
Weighted average number of shares outstanding		25,982,754	25,662,100	25,970,571	24,804,184
Loss per share (basic/diluted)		€(0.56)	€(0.26)	€(1.53)	€(0.79)

Loss for the period		(14,501,446)	(6,774,157)	(39,610,157)	(19,537,756)
Other comprehensive income that may be reclassified to profit or loss in subsequent periods:
Exchange differences on translation of foreign currency		4,988,141	41,810	5,683,610	25,401
Total comprehensive loss		(9,513,305)	(6,732,347)	(33,926,548)	(19,512,355)

The accompanying notes are an integral part of these condensed consolidated financial statements.

InflaRx N.V. and subsidiaries
Unaudited Condensed Consolidated Statements of Financial Position
as of September 30, 2019 and December 31, 2018

	Note		2019 (unaudited)	2018
			(in €)
ASSETS
Non-current assets
Property, plant and equipment	8	c	1,583,254	624,668
Intangible assets			470,995	222,866
Non-current other assets	2		528,329	—
Non-current financial assets	3		272,744	207,444
Total non-current assets			2,855,322	1,054,979
Current assets
Current other assets	2		2,293,538	1,588,702
Current financial assets	3		109,365,112	101,184,240
Cash and cash equivalents	4		27,009,808	55,386,240
Total current assets			138,668,459	158,159,183
TOTAL ASSETS			141,523,781	159,214,161

EQUITY AND LIABILITIES
Equity
Issued capital			3,132,631	3,115,725
Share premium			211,006,606	211,021,835
Other capital reserves			23,999,370	18,310,003
Accumulated deficit			(120,717,345)	(81,107,188)
Other components of equity			5,733,805	50,196
Total equity			123,155,067	151,390,571
Non-current liabilities
Lease liabilities	8	c	563,993	—
Provisions			43,398	57,148
Government grants			8,044	10,797
Total non-current liabilities			615,435	67,945
Current liabilities
Lease liabilities	8	c	340,748	—
Employee Benefits			775,484	788,405
Social securities and current other tax liabilities			106,111	309,928
Trade and other payables	3		16,530,937	6,657,312
Total current liabilities			17,753,280	7,755,645
Total Liabilities			18,368,715	7,823,590
TOTAL EQUITY AND LIABILITIES			141,523,781	159,214,161

The accompanying notes are an integral part of these condensed consolidated financial statements.

InflaRx N.V. and subsidiaries
Unaudited Condensed Consolidated Statements of Changes in Shareholders’ Equity
for the nine months ended September 30, 2019 and 2018

	Note	Shares outstanding	Issued capital	Share premium	Other capital reserves	Accumulated deficit	Other components of equity	Total equity
		(in €, except for share data)
Balance as of January 1, 2019		25,964,379	3,115,725	211,021,835	18,310,003	(81,107,188)	50,196	151,390,571
Loss for the period		—	—	—	—	(39,610,157)	—	(39,610,157)
Exchange differences on translation of foreign currency		—	—	—	—	—	5,683,610	5,683,610
Total comprehensive loss		—	—	—	—	(39,610,157)	5,683,610	(33,926,547)
Transactions with owners of the Company
Contributions
Equity-settled share-based payment	6	—	—	—	5,689,367	—	—	5,689,367
Share options exercised	6	140,876	16,905	(15,229)	—	—	—	1,676
Total Contributions		140,876	16,905	(15,229)	5,689,367	—	—	5,691,043
Total transactions with owners of the Company		140,876	16,905	(15,229)	5,689,367	—	—	5,691,043
Balance as of September 30, 2019*		26,105,255	3,132,631	211,006,606	23,999,370	(120,717,345)	5,733,805	123,155,067

Balance as of January 1, 2018		23,812,100	2,857,452	161,638,566	6,225,353	(51,292,555)	—	119,428,816
Loss for the period		—	—	—	—	(19,537,756)	—	(19,537,756)
Exchange differences on translation of foreign currency		—	—	—	—	—	25,401	25,401
Total comprehensive loss		—	—	—	—	(19,537,756)	25,401	(19,512,355)
Transactions with owners of the Company
Contributions
Issued shares		1,850,000	222,000	52,768,733	—	—	—	52,990,733
Transaction costs		—	—	(3,801,265)	—	—	—	(3,801,265)
Equity-settled share-based payment	6	—	—	—	9,003,725	—	—	9,003,725
Share options exercised	6	274,584	32,950	418,794	—	—	—	451,744
Total Contributions		2,124,584	254,950	49,386,262	9,003,725	—	—	58,644,937
Total transactions with owners of the Company		2,124,584	254,950	49,386,262	9,003,725	—	—	58,644,937
Balance as of September 30, 2018*		25,936,684	3,112,402	211,024,828	15,229,077	(70,830,310)	25,401	158,561,398

* unaudited

The accompanying notes are an integral part of these condensed consolidated financial statements.

InflaRx N.V. and subsidiaries
Unaudited Condensed Consolidated Statements of Cash Flows
for the nine months ended September 30, 2019 and 2018

	Note	2019 (unaudited)	2018 (unaudited)
		(in €)
Operating activities
Loss for the period		(39,610,157)	(19,537,756)
Adjustments for:
Depreciation & Amortization		485,822	105,274
Net financial result	1	(3,316,586)	(5,441,130)
Share based payment expense	6	5,689,367	9,003,725
Other non-cash adjustments		(285,389)	(688,866)
Changes in:
Other assets		(1,233,165)	(964,938)
Financial assets		—	217
Employee benefits		(14,316)	353,185
Social securities and current other tax liabilities		(205,175)	2,970,381
Trade and other payables		9,859,875	(2,016,987)
Interest received		1,653,617	980,442
Interest paid		(19,822)	—
Net cash from operating activities		(26,995,930)	(15,236,454)
Investing activities
Cash outflow from the purchase of intangible assets, laboratory and office equipment		(622,265)	(537,357)
Cash outflow for the investment in non-current financial assets		(75,543)	(200,769)
Proceeds from the disposal of current financial assets		40,539,826	6,179,502
Purchase of current financial assets		(42,688,210)	(110,851,660)
Net cash used in investing activities		(2,846,193)	(105,410,284)
Financing activities
Proceeds from issuance of share capital		—	52,990,733
Transaction cost from issuance of share capital		—	(3,801,265)
Proceeds from exercise of share options		1,676	451,744
Repayment of leasing debt		(209,176)	—
Net cash from financing activities		(207,500)	49,641,212
Effect of exchange rate changes		1,673,191	4,072,716
Change in cash and cash equivalents		(28,376,432)	(66,932,810)
Cash and cash equivalents at beginning of period		55,386,240	123,281,888
Cash and cash equivalents at end of period	4	27,009,808	56,349,080

The accompanying notes are an integral part of these condensed consolidated financial statements.

InflaRx N.V. and subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements

1. Net Financial Result

The net financial result is comprised of the following items for the three and nine months ended September 30:

	For the three months ended September 30,		For the nine months ended September 30,
	2019 (unaudited)	2018 (unaudited)	2019 (unaudited)	2018 (unaudited)
	(in €)
Finance income
Interest income	436,174	753,832	2,305,777	1,456,312
Foreign exchange income	1,593,818	1,346,802	2,222,175	6,650,974
Total	2,029,992	2,100,634	4,527,952	8,107,285
Finance costs
Foreign exchange expense	(756,758)	(415,791)	(1,191,544)	(2,578,291)
Other	(4,509)	(24,776)	(19,822)	(87,864)
Total	(761,267)	(440,567)	(1,211,366)	(2,666,155)
Net financial result	1,268,725	1,660,067	3,316,586	5,441,130

On the reporting date, assets and liabilities are translated at the closing rate. Any foreign exchange rate diﬀerences derived from these translations are recognized in the consolidated statement of profit or loss as part of finance income.

Interest income results from marketable securities held by the Company and short-term deposits in U.S. Dollar held by the Company and its subsidiary InflaRx GmbH.

Foreign exchange income and expense is mainly derived from the translation of the U.S. Dollar cash, cash equivalents and securities held by InflaRx GmbH. These funds are translated at the exchange rates prevailing on the reporting date. Any resulting translation diﬀerences are recognized in proﬁt or loss. U.S. Dollar denominated funds of the Company do not materially impact foreign exchange results, as the Company changed its functional currency from Euro to U.S. Dollar on January 1, 2019.

2. Other non-financial assets

	As of September 30, 2019 (unaudited)	As of December 31, 2018
	(in €)
Non-current other assets
Prepaid expense	528,329	—
Total	528,329	—
Current other assets
Current tax assets	938,269	444,397
Prepayments on research & development projects	898,517	14,607
Prepaid expense	337,885	1,032,676
Other	118,867	97,022
Total	2,293,538	1,588,702

Prepaid expense mainly consists of accrued insurance expense in connection with the placement of shares in May 2018 and for Directors and Officers insurance. The long-term portion was disclosed under non-current assets for the first time. Total prepaid expense has decreased compared to December 31, 2018, as these are predominantly annual insurance payments in the fourth quarter of the year. Current tax assets in 2019 include tax reclaims because of capital yields tax withheld. Such tax is withheld by our banks from securities interest payments, the Company gets reimbursed after filing the tax return. The increase is due to the securities purchased in the third quarter of 2018.

3. Financial assets and financial liabilities

Set out below is an overview of financial assets and liabilities, other than cash and short-term deposits, held by the Group as of September 30, 2019 and December 31, 2018:

	As of September 30, 2019 (unaudited)	As of December 31, 2018
	(in €)
Financial assets at amortized cost
Non-current financial assets	272,744	207,444
Current financial assets	109,365,112	101,184,240
Financial liabilities at amortized cost
Trade and other payables	16,530,937	6,657,312
Interest bearing loans and borrowings
Non-current lease liabilities	563,993	—
Current lease liabilities	340,748	—

The fair value of current and non-current financial assets (primarily quoted debt securities) amounted to €109,487 thousand (level 1). The Group’s debt instruments at amortized cost consist solely of quoted securities that are graded in the top investment category (AA- to AAA) by credit rating agencies such as S&P Global and, therefore, are considered low credit risk investments. Based on statistical historical probabilities of default, adjusted for forward-looking factors specific to the debtors and the economic environment, the Group believes that the expected credit losses for these debt instruments are immaterial. Furthermore, since the acquisition of these debt securities, their credit ratings have remained stable.

4. Cash and cash equivalents information

	As of September 30, 2019 (unaudited)	As of December 31, 2018
	(in €)
Short-term deposits
Deposits held in U.S. Dollars	22,443,659	32,918,604
Deposits held in Euro	134,000	—
Total	22,577,659	32,918,604
Cash at banks
Cash held in Euro	2,821,432	21,719,699
Cash held in U.S. Dollars	1,610,718	747,937
Total	4,432,150	22,467,636
Total cash and cash equivalents	27,009,808	55,386,240

5. Related party transactions

The Group’s executive management comprises the following persons:

•	Professor Niels C. Riedemann, Chief Executive Officer (CEO)
•	Professor Renfeng Guo, Chief Scientific Officer (CSO)
•	Arnd Christ, Chief Financial Officer (CFO)
•	Jason Marks, Chief Legal Officer, General Counsel (CLO)
•	Othmar Zenker, Chief Medical Officer (CMO)

The Group’s board of directors comprises the following persons:

Executive Directors

•	Professor Niels C. Riedemann, CEO
•	Professor Renfeng Guo, CSO

Non-executive Directors

•	Nicolas Fulpius, Chairman of the board of directors and Chairman of the Audit Committee
•	Jens Holstein, Member of the Audit Committee
•	Katrin Uschmann
•	Lina Ma
•	Mark Kübler
•	Richard Brudnick, Member of the Audit Committee, since May 23, 2019

The compensation of the Group’s executive management comprises the following for the three and nine months ended September 30:

	For the three months ended September 30,		For the nine months ended September 30,
	2019 (unaudited)	2018 (unaudited)	2019 (unaudited)	2018 (unaudited)
	(in €)
Executive Management
Short-term employee benefits	765,378	589,206	2,302,667	1,755,714
Share-based payments	1,700,592	2,474,539	4,371,727	7,423,618
Total	2,465,970	3,063.745	6,674,394	9,179.332
Non-executive Board of Directors
Short-term employee benefits	63,852	58,984	205,380	172,430
Share-based payments	87,351	273,205	528,439	786,584
Total	151,203	332,190	733,819	959,015
Total Compensation	2,617,173	3,395,935	7,408,213	10,138,347

Remuneration of InflaRx’s executive management consists of fixed and variable components and share-based payment awards. In addition, the executive management receives supplementary benefits and allowances.

We entered into indemnification agreements with our directors and senior management. The indemnification agreements and our articles of association require us to indemnify our directors and certain officers and employees as designated by our board of directors to the fullest extent permitted by law.

6. Share-based payments

1.	Equity settled share-based payment arrangements

In conjunction with the closing of its initial public offering, InflaRx N.V. established a new incentive plan (the “2017 Long-Term Incentive Plan”). The initial maximum number of common shares available for issuance under equity incentive awards granted pursuant to the 2017 Long Term Incentive Plan equals 2,341,097 common shares. The number of share options under the plan was as follows:

Number of stock options	2019
Outstanding as of January 1, 2019	2,051,009
Granted in 2019	54,450
Forfeited in 2019	(58,335)
Outstanding as of September 30, 2019	2,047,124
thereof vested	1,173,922
thereof exercised	—

On January 1, 2021 and on January 1 of each calendar year thereafter, an additional number of shares equal to 3% of the total outstanding common shares on December 31 of the immediately preceding year (or any lower number of shares as determined by the board of directors) will become available for issuance under equity incentive awards granted pursuant to the 2017 Long-Term Incentive Plan.

On July 3, 2019, the board approved an amendment of the 2016 Stock Option Plan and the 2017 Long-Term Incentive Plan. Following the amendment, the strike price of all vested and unvested options, other than those held by persons who were not employees or directors at the time of the amendment, was reduced to $3.35 per share.

The repricing decision on July 3, 2019 affected the 2016 Plan and the 2017 Long-Term Incentive Plan. Since the repricing, no new grants have been made. The valuation of past grants with the new strike price of $3.35 resulted in incremental fair values of the outstanding options, i.e. additional compensation expense had to be recognized. We refer to the table below regarding the measurement of fair values of stock options granted.

2.	Stock options exercised

In 2019, 140,876 shares were issued following the exercise of stock options, resulting in proceeds to the Company in the amount of €1.7 thousand. All stock options exercised were granted under the 2012 Stock Option Plan.

In 2018, 302,279 shares were issued following the exercise of stock options, resulting in proceeds to the Company in the amount of €452.0 thousand. All stock options exercised were granted under the 2016 Stock Option Plan.

3.	Measurement of fair values of stock options granted

The fair value of options granted in the nine months ended September 30, 2019 under the 2017 Long-Term Incentive Plan was determined using the Black-Scholes valuation model. Since the Company’s common shares are listed on the Nasdaq Global Select Market, the closing price of the common shares at grant date was used. The modification, resulting from the repricing as described above, increased the fair value of the equity instruments granted under the 2017 Long-Term Incentive Plan and the 2016 Plan. In accordance with IFRS 2.B43, the incremental fair value is recognized over the remaining vesting period, whereas the balance of the grant-date fair value is recognized immediately for fully vested options, or over the remaining original vesting period. The incremental fair value is the difference between the fair value of the modified share-based payment and that of the original share-based payment, both measured at the date of the modification - i.e. July 3, 2019.

Other significant inputs into the model are as follows (weighted average):

	Grants occurred in Q1-2019 January / February		Grants occurred in Q2-2019	Repricing occurred in Q3-2019
Parameters
Fair value at grant date
Per option (USD)	14.45	18.17	22.54	0.46-1.08
FX rate as of grant date	0.88	0.87	0.89	0.89
Per option (EUR)	12.69	15.87	20.08	0.40-0.96
Share price at grant date (USD)	26.02	32.63	41.39	3.35
Exercise price (USD)	26.02	32.63	41.39	3.35
Expected volatility	0.65	0.65	0.65	1.35
Expected life (midpoint based)	4.8	4.9	4.7	2.3-4.6
Expected dividends	—	—	—	—
Risk-free rate (interpolated, U.S. sovereign strips curve)	3.0%	2.6%	2.3%	1.8%

Expected volatility has been based on an evaluation of the historical and implied volatility of a peer group of companies. The range of outcomes for the expected life of the instruments has been based on expectations on option holder behavior in the scenarios considered.

The dividend yield has no impact due to the anti-dilution clause as defined in the LTI.

Expenses are determined based on the number of stock options granted within a tranche and the vesting period of a tranche. This implies two effects:

•	the more options are granted within a tranche, the higher the expense of a tranche is, and
•	the shorter the vesting period of a tranche is, the higher the expense of a tranche is.

For example, 33.33% of all stock options granted are allocated to the first tranche which vests over 1 year after the grant date, whereas 8.33% of all stock options granted are allocated to the ninth tranche which vests over three years. Therefore, the expenses recognized from the granted share options under the 2017 Long-Term Incentive plan were €0 in 2016, €0.6 million in 2017, €12.1 million for 2018 and are anticipated to be €6.2 million for 2019, €2.4 million for 2020, €0.2 million for 2021 and  €0 million for 2022 (anticipated expenses were converted with the exchange rate as of September 30, 2019, 1 Euro = 1.0889 USD).

In the three-month period ended September 30, 2019 and 2018, compensation expense was recognized from the Long-Term Incentive Plan: in 2019, €1.0 million, in 2018, €3.1 million. As a result of the repricing of stock options, consummated on July 3, 2019, an incremental fair value of €1.0 million of compensation expense was recognized from the 2017 Long-Term Incentive Plan and the 2016 Plan in the three-month period ended September 30, 2019.

In the nine-month period ended September 30, 2019 and 2018, compensation expense was recognized from the Long-Term Incentive Plan: in 2019, €4.9 million, in 2018, €9.0 million. As a result of the repricing of stock options, consummated on July 3, 2019, an incremental fair value of €1.0 million of compensation expense was recognized from the 2017 Long-Term Incentive Plan and the 2016 Plan in the nine-month period ended September 30, 2019.

None of the share-based payments awards were dilutive in determining earnings per share due to the Group’s loss position.

7. Protective foundation

According to the articles of association of the Company, up to 55,000,000 common shares and up to 55,000,000 preferred shares with a nominal value of €0.12 per share are authorized to be issued. All shares are registered shares. No share certificates have been issued.

The Company`s general meeting of shareholders approved the right of an independent foundation under Dutch law, or protective foundation, to acquire up to 100% of the Company`s issued share capital held by others than the protective foundation, minus one share, pursuant to a call option agreement entered into between us and such foundation, in order to deter acquisition bids. The protective foundation is expected to enter into a finance arrangement with a bank or, subject to applicable restrictions under Dutch law, the protective foundation may request us to provide, or cause the Company`s subsidiaries to provide, sufficient funding to the protective foundation to enable it to satisfy its payment obligation under the call option agreement.

These preferred shares will have both a liquidation and dividend preference over the Company’s common shares and will accrue cash dividends at a pre-determined rate. The protective foundation would be expected to require us to cancel its preferred shares once the perceived threat to the Company and its stakeholders has been removed or sufficiently mitigated or neutralized. We are of the opinion that the call option does not represent a significant fair value based on a level 3 valuation, due to the fact that the preferred shares are restricted in use and can be cancelled by us as stated above.

In the quarter ended September 30, 2019, the Company expensed €18 thousand of ongoing costs to reimburse expenses incurred by the protective foundation. In the nine-month period ended September 30, 2019, the Company expensed €68 thousand respectively.

8. Summary of significant accounting policies

(a)	Reporting entity and Group’s structure

InflaRx N.V. is a Dutch public company with limited liability (naamloze vennootschap) with its corporate seat in Amsterdam, The Netherlands, and is registered in the Commercial Register of The Netherlands Chamber of Commerce Business Register under CCI number 68904312. The Company’s registered office is at Winzerlaer Straße 2 in 07745 Jena, Germany. Since November 10, 2017, InflaRx N.V.’s common shares have been listed on The NASDAQ Global Select Market under the symbol IFRX.

InflaRx is a clinical-stage biopharmaceutical Group focused on applying its proprietary anti-C5a technology to discover and develop first-in-class, potent and specific inhibitors of the complement activation factor known as C5a.

These consolidated financial statements of InflaRx comprise the Company and its wholly-owned subsidiaries InflaRx GmbH and InflaRx Pharmaceutical Inc., Ann Arbor, Michigan, United States.

InflaRx GmbH is a clinical-stage biopharmaceutical company founded in 2008. In 2017, InflaRx N.V. became the sole shareholder of InflaRx GmbH through the contribution of the subsidiary’s shares to InflaRx N.V. by its existing shareholders in exchange of new shares issued by InflaRx N.V.

These consolidated financial statements of InflaRx N.V. comprise the Group.

(b)	Basis of preparation

These condensed consolidated interim financial statements for the three and nine-month reporting period ended September 30, 2019 have been prepared in accordance with Accounting Standard IAS 34 Interim Financial Reporting. The interim report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the annual report for the year ended December 31, 2018 in the 20-F.

The accounting policies adopted are consistent with those followed in the preparation of the Group’s annual consolidated financial statements for the year ended December 31, 2018, except for the adoption of new standards effective as of January 1, 2019 as set out below.

This is the first set of the Group’s financial statements where IFRS 16 has been applied, as described in section (d).

The financial statements have been prepared on a historical cost basis except for share-based payments which are measured at fair value.

The financial statements are presented in Euro (€). Euro is the functional currency of InflaRx GmbH. The functional currency of InflaRx N.V. and InflaRx Pharmaceutical Inc. is U.S. Dollars. Since January 1, 2019, the functional currency of InflaRx N.V. has changed to U.S. Dollars from Euro, as the majority of income and expenses of InflaRx N.V. occurs in U.S. Dollar. From the date of change the functional currency is used prospectively. Because the presentation currency of the Group did not change and continues to be Euro, comparative financial information had not to be restated.

All financial information presented in Euro has been rounded. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that precede them or may deviate from other tables.

We recently reported top-line results of the international SHINE Phase IIb study, investigating the safety and efficacy of IFX-1 in HS. The results of the SHINE study had no impact on the presentation in our financial statements (e.g. no impairments of assets and no additional provisions).

The condensed consolidated financial statements were authorized for issue by the board of directors on November 6, 2019.

(c)	New and amended standards adopted by the Group

The Group has applied the following standards and amendments for the first time for its annual reporting period commencing January 1, 2019. The Group has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective. Most of the new standards and amendments listed below did not have any impact on the amounts recognized in prior periods and are not expected to significantly affect the current or future periods, except for IFRS 16 Leases:

•	IFRS 16 Leases
•	IFRIC 23 Uncertainty over Tax Treatments.
•	Prepayment Features with Negative Compensation (Amendments to IFRS 9).
•	Long-term Interests in Associates and Joint Ventures (Amendments to IAS 28).
•	Plan Amendment, Curtailment or Settlement (Amendments to IAS 19).
•	Annual Improvements to IFRS Standards 2015–2017 Cycle – various standards.
•	Amendments to References to Conceptual Framework in IFRS Standards.
•	IFRS 17 Insurance Contracts.

The Group applies IFRS 16 Leases for the first time in its financial statements. The Group has lease contracts for various items of property, vehicles and other equipment. Before the adoption of IFRS 16, the Group classified each of its leases (as lessee) at the inception date as either a finance lease or an operating lease. A lease was classified as a finance lease if it transferred substantially all of the risks and rewards incidental to ownership of the leased asset to the Group; otherwise it was classified as an operating lease. Before the adoption of IFRS 16, the Group did not identify any finance leases. For an operating lease, the leased property was not capitalized and the lease payments were recognized as rent expense in profit or loss on a straight-line basis over the lease term. Any prepaid rent and accrued rent were recognized under prepayments and trade and other payables, respectively.

Upon adoption of IFRS 16, the Group applied a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets. The standard provides specific transition requirements and practical expedients, which have been applied by the Group.

The Group recognized right-of-use assets and lease liabilities for those leases previously classified as operating leases, except for short-term leases and leases of low-value assets. The right-of-use assets were recognized based on the amount equal to the lease liabilities, adjusted for any related prepaid and accrued lease payments previously recognized. Lease liabilities were recognized based on the present value of the remaining lease payments, discounted using the incremental borrowing rate at the date of initial application. The Group also applied the available practical expedients wherein it:

•	Applied the short-term leases exemptions to leases with a lease term that ends within 12 months at the date of initial application
•	Excluded the initial direct costs from the measurement of the right-of-use asset at the date of initial application

2019
Operating lease commitments disclosed as of December 31, 2018	575,000
Short-term leases recognized on a straight-line basis as expense	(17,765)
Low-value leases recognized on a straight-line basis as expense	(5,993)
Adjustments as a result of a different treatment of extension and termination options	201,127
Total	752,369
Discount using the lessee’s incremental borrowing rate of at the date of initial application	(21,697)
Lease liability recognized as of January 1, 2019	730,672
thereof current lease liability	215,312
thereof non-current lease liabilities	515,360

The weighted average lessee’s incremental borrowing rate applied to the lease liabilities on January 1, 2019 was 1.8%. Set out below, are the carrying amounts of the Group’s right-of-use assets and lease liabilities and the movements during the period:

	Right-of-use assets
	Property	Motor vehicles	Foreign exchange difference	Total	Lease liabilities
			(in €)
As of January 1, 2019	695,614	35,058	—	730,672	730,672
Additions	608,226	—	4,510	612,736	608,226
Depreciation expense	(161,075)	(15,623)	(969)	(177,667)	—
Derecognition	(266,057)	—	—	(266,057)	(228,547)
Interest expense	—	—	—	—	(10,322)
Payments (incl. interest and foreign exchange difference)	—	—	—	—	(195,288)
As of September 30, 2019	876,708	19,435	3,541	899,684	(904,741)

The line “Derecognition” refers to leased office premises, which were replaced by a new office (see line “Additions”).

(d)	Summary of new accounting policies

Set forth below are the new accounting policies of the Group upon adoption of IFRS 16, which have been applied from the date of initial application:

Right-of-use assets

The Group recognizes right-of-use assets at the commencement date of the lease (i.e., the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any re-measurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Unless the Group is reasonably certain to obtain ownership of the leased asset at the end of the lease term, the recognized right-of-use assets are depreciated on a straight-line basis over the shorter of its estimated useful life and the lease term. Right-of-use assets are subject to impairment.

Lease liabilities

At the commencement date of the lease, the Group recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including in-substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Group and payments of penalties for terminating a lease, if the lease term reflects the Group exercising the option to terminate. The variable lease payments that do not depend on an index or a rate are recognized as expense in the period on which the event or condition that triggers the payment occurs.

In calculating the present value of lease payments, the Group uses the incremental borrowing rate at the lease commencement date if the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is re-measured if there is a modification, a change in the lease term, a change in the in-substance fixed lease payments or a change in the assessment to purchase the underlying asset.

Short-term leases and leases of low-value assets

The Group applies the short-term lease recognition exemption to its short-term leases of machinery and equipment (i.e., those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option). It also applies the lease of low-value assets recognition exemption to leases of office equipment that are considered of low value. Lease payments on short-term leases and leases of low-value assets are recognized as expense on a straight-line basis over the lease term.

Significant judgement in determining the lease term of contracts with renewal options

The Group determines the lease term as the non-cancellable term of the lease, together with any periods covered by an option to extend the lease if it is reasonably certain to be exercised, or any periods covered by an option to terminate the lease, if it is reasonably certain not to be exercised. Some of the Group’s lease arrangements provide it the option to extend or renew the lease term. The Group applies judgement in evaluating whether it is reasonably certain to exercise the option to renew. In doing so, management considers all relevant factors that create an economic incentive for it to exercise the renewal. After the commencement date, the Group reassesses the lease term if there is a significant event or change in circumstances that is within its control and affects its ability to exercise the option to renew.